Exhibit 99.2
INTERIM FINANCIAL REPORT

First Half 2023
REGULATED INFORMATION
This Interim Financial Report has been prepared in accordance with the article 13 of the Belgian Royal Decree of November 14, 2007.
Celyad Oncology publishes its Interim Financial Report in French. Celyad Oncology has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of a difference of interpretation between the English and the French versions of the Interim Financial Report, the French version will prevail.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Forward-looking statements

This Interim Financial Report may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the continuation of the Company’s existence. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form
20-F
filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Table of Contents

Forward-looking statements		2

1.	Interim Management Report	4

1.1	Management’s discussion and analysis of financial condition and results of operations	4

1.2	Risks and uncertainties	12

2.	Unaudited Condensed Consolidated Interim Financial Statements – Six-month period ended June 30, 2023	14

2.1	Unaudited interim consolidated statement of Financial Position	14

2.2	Unaudited interim consolidated statement of comprehensive income	15

2.3	Unaudited interim consolidated statement of changes in equity	16

2.4	Unaudited interim consolidated statement of cash flows	17

2.5	Notes to the unaudited condensed consolidated interim financial statements – Six-month period ended June 30, 2023	18

2.5.1	General Information	18

2.5.2	Basis of preparation and significant accounting policies	18

2.5.3	Segment reporting	20

2.5.4	Off-Balance Sheet Commitments	21

2.5.5	Capital Expenditures	21

2.5.6	Results of Operations	21

2.5.7	Liquidity and capital resources	26

2.5.8	Goodwill and Intangible assets	27

2.5.9	Non-current trade receivables and other non-current assets	28

2.5.10	Trade and Other receivables	28

2.5.11	Short-term investments and Cash and Cash equivalents	29

2.5.12	Capital and share premium	29

2.5.13	Recoverable Cash Advances	30

2.5.14	Other Non-Current liabilities	30

2.5.15	Trade payables and other current liabilities	31

2.5.16	Financial Instruments fair values disclosures	31

2.5.17	Leases	33

2.5.18	Related party transactions	34

2.5.19	Subsequent events	35

3.	Responsibility Statement	36

4.	Financial Calendar & Celyad Oncology Contact Details	37

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1.	Interim Management Report

1.1	Management’s discussion and analysis of financial condition and results of operations
This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad Oncology SA’s (Celyad Oncology’s, the Company’s or the Group’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in the Company’s 2022 Annual Report available on the Company’s website.
All amounts included herein with respect to the
six-month
periods ended June 30, 2023 and 2022 are derived from the Company’s interim condensed consolidated financial statements. The consolidated financial statements for the six month periods ended June 30, 2023 and 2022 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB as adopted for use in the European Union, and with IAS 34, Interim Financial Reporting.
Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. The Company makes such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intend,” “plan,” “should,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if its results of operations, financial condition and liquidity, and the development of the industry in which the Company operates are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. The Company cautions readers not to place undue reliance on any forward-looking statements made by the Company, which speak only as of the date they are made.
Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.
This discussion and analysis is dated as of the date of this Interim Financial Report. The Company disclaims any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
Overview
About Celyad Oncology
We are a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR)
T-cells.
Our primary objective is to unlock the potential of proprietary technology platforms and intellectual property, enabling us to be at the forefront of developing next-generation CAR
T-cell
therapies. By fully leveraging our innovative technology platforms, we aim to maximize the transformative impact of our candidate CAR
T-cell
therapies and redefine the future of CAR
T-cell
treatments.
Our differentiated strategy includes the development of technology platforms and CAR
T-cell
candidates to broaden the range of cancer indications and tackle the main limitations of current CAR
T-cell
therapies.

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Overview of the CAR
T-cell
landscape and current main limitations
Over the past decades, immunotherapy has become the main approach for novel cancer treatment options with several approved blockbuster products that saved the lives of thousands of patients with cancer indications. Within the field of immuno-oncology, chimeric antigen receptor (CAR)
T-cell
therapy
is now a realistic treatment paradigm for patients with advanced disease. In this strategy,
T-cells
are genetically reprogrammed in the lab to express a gene coding for a receptor (called CAR), aiming to help the
T-cells
to specifically recognize, attack, and destroy tumor cells via binding to proteins that are mainly expressed by tumor cells (called antigens).
As of the date of this Report, a total of eight autologous CAR
T-cell
therapies for the treatment of hematological malignancies have been approved by different regulatory authorities. These include six CAR
T-cell
products directed against the cluster of differentiation 19 (CD19) or the
B-cell
maturation antigen (BCMA) which are approved in the United States and in many other countries, and two CD19-specific CAR
T-cell
products which are only approved in China. In addition, one CD19-specific CAR
T-cell
product has received approval in Spain under the “hospital exemption” approval pathway. All these approvals were based on impressive overall response rates and durable remissions observed with CD19 and BCMA-specific CAR
T-cell
therapies in patients with
non-Hodgkin
lymphoma,
B-cell
acute lymphoblastic leukemia
(B-ALL),
or multiple myeloma who had failed under standard therapies. These CAR
T-cell
therapies have profoundly altered the treatment landscape in those indications.
Despite this success and continued progress in the CAR
T-cell
field, many challenges remain including: i) antigen modulation and heterogeneity, ii) tumor microenvironment (TME), and iii) cell source of CAR
T-cells.
i) Antigen modulation and heterogeneity
are major causes of CAR
T-cell
resistance in
B-cell
malignancies. In pediatric
B-ALL,
50% of relapses are associated with CD19 antigen loss, and, in large
B-cell
lymphoma, 30% of relapses are CD19-negative and an additional 30% has CD19 expression levels that are too low to allow for CAR
T-cell
activation.
To overcome tumor antigen escape, reduction in antigen expression levels, or mutational changes within the single antigen, platforms with CAR
T-cells
targeting multiple antigens
rather than a single antigen need to be created. It is likely that antigen modulation poses an even greater challenge in solid tumors, where antigens show significant heterogeneity due to the heterogenous nature of the components that make up the TME, than in hematological malignancies.
ii) The
TME
contains a variety of cells (such as: cancer cells, cancer-associated fibroblasts, and immune cells including but not limited to tumor-associated macrophages, myeloid progenitor cells, and myeloid-derived suppressor cells), matrix proteins, secreted proteins as well as an extracellular matrix comprised of stromal cells, fibrous proteins, glycoproteins, proteoglycans, and polysaccharides. The presence of each of these cells and proteins varies depending on the tumor location and cancer type, but all contribute to the very complex and immunosuppressive TME.
In order for CAR
T-cells
to exert their function against the tumor cells, the first challenges are to navigate through the ecosystem of the TME and to reach the tumor. Once there, they need to bypass the strong immunosuppressive and complex TME that downregulates their activity, expansion, and persistence at the tumor site. To face those challenges, additional engineering of CAR
T-cells
to endow them with novel attributes and functionalities necessary to overcome the TME is required.
iii) Another limitation is related to the
cell source of CAR
T-cells
. The majority of CAR
T-cell
therapies in clinical testing worldwide, including the marketed products, are autologous in nature which means that the CAR
T-cells
are produced from patient-derived
T-cells.
Specifically,
T-cells
are harvested from the patient’s blood using a procedure known as leukapheresis, after which the cells are genetically modified and then administered back to the patient via intravenous infusion in the bloodstream. This custom-made cell production is very expensive, requires complex patient-specific manufacturing with a failure rate between
2-10%
in the commercial setting, has limited scalability, and shows a large variability in quality between patients due to the patient’s prior treatment and disease history which makes it difficult to predict the potency of the
T-cells.
Additionally, the delay in treatment initiation due to the time needed for the manufacturing process (weeks to months) can be particularly problematic in patients with rapidly progressing disease. Moreover, there is a logistical challenge in shipping cells back and forth between the treatment site and cell production facilities, which usually follows a centralized manufacturing model, meaning that patients with advanced diseases have a significant possibility of disease progression before they receive the CAR
T-cells.
The development of allogeneic,
‘off-the-shelf’
CAR
T-
cells allows to overcome many of these limitations, contributing to scalability and direct access to CAR
T-cell
therapies.
Allogeneic CAR
T-cells
are manufactured from blood collected from healthy donors after which the cells can be stored frozen until a patient requires treatment. Hence, allogeneic CAR
T-cells
are available on demand and lack the variability inherent in autologous CAR
T-cells.
Whilst attractive, the main downside of the allogeneic approach is the risk of potential life-threatening toxicity called “graft-versus-host disease” (GvHD) that is mediated by recognition of the patient’s healthy tissues by the
T-cell
receptor (TCR) present on the surface of allogeneic CAR

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T-cells. To minimize this risk, the manufacturing process of allogeneic CAR
T-cell
therapies include an engineering step that aims to eliminate or blunt the signaling or the expression of the TCR using specific technology. As a result, the engineered allogeneic CAR
T-cells
fail to recognize the patient’s healthy tissue as foreign, preventing GvHD.
Of late, current research efforts to prevent GvHD have been focused on gene editing technologies to enable the genome-level ablation of components of the TCR. Several gene-edited allogeneic CAR
T-cell
candidates are currently being evaluated in human clinical trials in
B-cell
malignancies, with some preliminary success. However,
off-target
editing remains a concern for developers and regulators because the safety risks associated with genetic disruptions that may lead to unintended, irreversible off-target
genetic alterations (i.e.
off-target
DNA cleavages, mutations, or chromosomal rearrangements) are significant. Moreover, practical hurdles (i.e. lengthy and difficult technical process to engineer multiple gene editing, an inefficient production characterized with lower yield as the number of edits increase, etc.) to delivering a gene-edited
T-cell
product remain.
Our differentiated strategy
Our activities are based on three main pillars:

•
The development of CAR
T-cells
based on targets expressed in a vast majority of tumor indications aims to provide a treatment option to a broad patient population. Celyad Oncology has developed several CAR
T-cell
product candidates based on the natural killer group 2D (NKG2D), a receptor that is expressed on natural killer (NK) and
T-cells
and binds to eight stress-induced ligands broadly expressed on tumor cells in most solid tumors and hematological malignancies. Two autologous product candidates,
CYAD-01
and
CYAD-02,
and the allogeneic counterpart of
CYAD-01,
CYAD-101,
have been evaluated in clinical trials between 2016 and 2022 to provide proof-of-concept
of the NKG2D-based approach. All data collected to date have shown an acceptable safety profile and some clinical activity was observed in acute myeloid leukemia, myelodysplastic syndrome, and colorectal cancer patients. Based on what we learned from the clinical data, we are now focusing on the development of the next-generation NKG2D-based multi-specific CAR
T-cells
with the goal to overcome the immune escape often seen with classical single-target approaches. In parallel, we are developing CAR
T-cell
candidates targeting
B7-H6,
which is a ligand of another receptor expressed on NK cells, namely NKp30.

•
The development of a proprietary
non-gene
editing technology platform based on multiplexing of short hairpin ribonucleic acid (shRNAs)-derived sequences into a chimeric microRNA (miRNA) scaffold. shRNAs are small pieces of non-coding
RNAs that downregulate gene expression post-transcriptionally. This downregulation allows for effective silencing of specific targets, without gene manipulation.
Proof-of-concept
of this proprietary technology has been provided via clinical evaluation of two of our CAR
T-cell
candidates including: i) an allogeneic BCMA-targeting CAR
T-cell
candidate
(CYAD-211),
where the propriety technology was used to target CD3
z
to knock-down the TCR complex, and ii) an autologous NKG2D-based CAR
T-cell
candidate
(CYAD-02),
where the propriety technology was used to target the NKG2D ligands (NKG2DL) MICA/B to prevent cell fratricide and improve cell persistence.

While the knock-down of a single target has its benefits, the real potential of our technology relies in the multiplexing and the simultaneous knock-down of multiple targets in the same cell. For instance, multiple modifications are required to overcome the immunosuppressive TME and enhance cell persistence, and the immune checkpoints
PD-1,
LAG3, TIM3, and TIGIT are all obvious targets to overcome cellular exhaustion. Furthermore, to increase cell persistence of allogeneic CAR
T-cells,
rejection of the cells by the patient’s immune system must be avoided which requires downregulation of the genes encoding the human leukocyte antigen
(HLA)-I
and II. Therefore, we are focused on the engineering of a novel miRNA-based scaffold where multiple shRNAs can be inserted into a single construct, allowing simultaneous downregulation of multiple target genes. Importantly, the shRNA platform can be used with an all-in-one
vector approach
meaning that a single vector is used to generate CAR
T-cells
which allows simplifying the design and development of our CAR
T-cell
therapy candidates. The
all-in-one
vector encodes multiple components of the CAR construct simultaneously, including the CAR, one or several shRNAs targeting genes involved in alloreactivity, cell persistence, anti-tumor activity or the ability to evade the complex and immunosuppressive TME as well as a cell selection marker used to enrich the manufactured cells and potential therapeutic
“add-ons”
such as cytokines. This single transduction,
plug-and-play
approach has the potential to streamline process development and manufacturing while broadening the potential applicability of our CAR
T-cell
therapy candidates.

•	In addition, the Company has compiled a fundamental and broad Intellectual Property (IP) portfolio that controls key aspects of the development of allogeneic and NK receptor-based therapies.

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First Half 2023 and Recent Business Highlights
Corporate update:

•
Georges Rawadi was appointed as Chief Executive Officer of the Company as from April 27, 2023. Georges Rawadi is a seasoned executive with over 20 years of experience in pharma/biotech, as research director, business developer, CEO, and board member. He also has insightful knowledge of both the company and the
CAR-T
space as he spent four years at Celyad Oncology (2014-2018) as Vice-President Business Development & Intellectual Property (“BD & IP”). Georges Rawadi has a genuine passion for seeking and creating new business opportunities.

•
On May 5, 2023, the Company announced voluntary delisting of its American Depositary Shares representing ordinary shares (“ADSs”) from the Nasdaq Global Market. The Company continues to be listed on Euronext Brussels and Euronext Paris.

•
On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million (whose €2.0 million related to the first tranche has been already proceeded as of September 4, 2023). The Company intends to use net proceeds from the private placement to fund the development of its innovative
CAR-T
cell targets, accelerate the deployment of proprietary
CAR-T
cell engineering and further fortify its valuable intellectual property portfolio, its operations in Research & Development as well as its activities in IP and Business Development. The Company believes that following the close of the second tranche subscribed by Fortress which is subject to approval by the extraordinary shareholders’ meeting, its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements until the end of the fourth quarter of 2024.

Activities and research update:
— shRNA
non-gene-edited
technology —
shRNA is a dynamic, innovative technology that allows, among others, for the development of allogeneic CAR
T-cells
through the modulation of genes encoding the TCR without the need for gene editing. Beyond its use to generate allogeneic cell therapies, shRNA can be used to modulate other genes, including essential functional genes and genes whose partial expression is required to provide broad therapeutic functionalities. We are currently engineering
T-cells
for specific desired features, including increased persistence, enhanced anti-tumor activity, ability to evade complex or immunosuppressive TME, or potentially improved tolerability of the CAR
T-cell
candidate. We believe that shRNA offers us the ability to design and develop next-generation, non-gene-edited
allogeneic CAR
T-cell
therapies with any CAR across a broad array of targets.

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Next to the ability to downregulate the target (or targets) of interest, the dynamic range achievable with the shRNA multiplexed platform allows that the expression of each candidate protein can be modulated independently. This is of importance in instances where a reduction in the protein expression is of benefit rather than a complete removal of the protein expression. There are multiple proteins within
T-cells
that play crucial roles in the skewing of
T-cell
functionality, efficacy, persistence, and survival that need to be down-tuned rather than simply removed. This is, for example, the case for the HLA class I protein. Specifically, removal of this protein leads to recognition of the cells by the patient’s NK cells, which in turn will lead to low cell persistence. Modulating the protein expression to an extent that it is no longer targeted by NK cells can help the engineered cells to evade the patient’s immune system.
We are currently focusing on multiplexing the shRNA technology to enable targeting of multiple targets simultaneously using our all-in-one
vector system. This is of great importance, as targeting a single gene is of limited use in most cases. For example and especially in the context of solid tumors, immune checkpoint inhibitors, encompassing a group of multiple receptors that include
PD-1,
LAG-3
and many others, are important targets for downregulation – since it has been shown that multiple tumors express the ligands of these receptors. As immune checkpoint inhibitors can suppress
T-cell
cytotoxicity, they could be involved in the inhibition of CAR
T-cell
responses or other
T-cell
mediated responses. The large number of target genes that can be downregulated simultaneously makes these perfect candidate targets for our shRNA technology.
During this first half of 2023, we have collected and presented data validating our shRNA multiplexing approach:

•	We developed a miRNA-based multiplex shRNA platform designed for easy, efficient, and tunable downregulation of up to four target genes simultaneously;

•
Furthermore, we showed that the downregulation of each target gene could be fine-tuned, from a moderate downregulation up to a functional knock-out,
without the need of gene editing thereby avoiding associated potential safety issues;

•
The
plug-and-play
design of our platform is designed to allow swapping of each target sequence without affecting the performance of the technology and streamlining of the generation of engineered adoptive
T-cell
therapies;

•
To demonstrate the effectiveness of our approach, we have been able to simultaneous knock-down in CAR
T-cells
several genes involved in different cellular processes such as alloreactivity (CD3
z
), cell persistence (
b
2M, CIITA),
T-cell
exhaustion
(PD-1,
LAG-3),
or ligand-induced apoptosis (CD95);

•	Data were presented at the World Oncology Cell Therapy Congress in Boston, US (April 25-26, 2023).
— NKG2D-based CAR
T-cells
—
NKG2D is an activating receptor on NK cells and some
T-cell
subsets (CD8+
T-cells,
natural killer
T-cells,
g
d
T-cells).
In a normal situation, NK cells use NKG2D to scan the whole body for the presence of stress signals on cells and tissues which could be indicative of a virus or bacterial infection, or malignant transformation. NKG2D binds to eight different stress induced ligands (MICA, MICB, ULBPs
1-6)
which are over expressed by a large variety of tumor cells, but are absent or expressed at low levels in normal tissues. By arming
T-cells
with the NKG2D-specificity, we enable them to target the stress ligands present on tumor cells while activating the killer function of
T-cells
within the tumor. Furthermore, targeting stress ligands enables NKG2D-based CARs to potentially treat a broad range of cancers.
Between 2016 and 2022, we have validated the NKG2D ligands targeting approach in the clinic with two autologous CAR
T-cell
candidates:
CYAD-01
and
CYAD-02,
and one allogeneic CAR
T-cell
candidate:
CYAD-101.
Overall, NKG2D-based CAR
T-cells
were well tolerated with no treatment-related deaths and less than 30% of the patients had adverse events of grade 3 or above. Some signs of clinical activity were reported in difficult-to-treat
patient populations including metastatic acute myeloid leukemia and colorectal cancer.
During this first half of 2023, we have published data validating our NKG2D-based CAR
T-cell
approach:

•	Results from the hematological arm of the Phase I THINK trial have been published in The Lancet Haematology Journal (Lancet Haematol. 2023 Mar;10(3):e191-e202).

•	Data from the 16 patients treated in the dose-escalation segment provided proof-of-concept for targeting NKG2D ligands with CAR T-cell therapy.

•	Further development of NKG2D-based CAR T-cell therapies is warranted, potentially in combination with other treatments or through further optimization of the CAR to improve anti-tumor efficacy.

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— Multi-specific CAR
T-cell
platform –
As mentioned above, targeting a single antigen by CAR
T-cells
can be problematic in certain hematological malignancies, and efficacy has not yet been demonstrated in solid tumors. The reasons behind the possible failure of single targeting CAR
T-cells
are multi-factorial including but not limited to the immunosuppressive TME, and antigen escape or loss. With a multi-specific CAR, several antigens can be targeted simultaneously by the same CAR so that if one antigen is lost, there are still other antigens that can be recognized by the CAR resulting in lysis of the cancer cells.
We therefore developed a multi-targeting CAR platform that focuses on the NKG2D receptor. The NKG2D receptor specifically targets NKG2D ligands (NKG2DL) of which the expression is induced by different stress situations. This strategy is different from multi-specific CAR
T-cells
where similar antigens (or lineage antigens) are targeted such as CD19 and CD20, and it is not limited to only one specific tumor indication. The targeted antigens are associated with both the immunosuppressive TME and the tumor tissue itself. Hence, the application of NKG2D based multi-specific CAR
T-cells
is suitable not only in situations where antigen escape and/or loss may occur, but also in situations where multiple organs are affected, which is for instance the case in metastatic and advanced solid cancers. These malignancies are very difficult to target with conventional means, and use of a NKG2D-based multi-targeting CAR platform may offer a key alternative.
During this first half of 2023, we have collected and presented data from our multi-specific CAR
T-cell
platform at the Immuno-Oncology Summit Europe 2023 held in London, UK (June
20-22,
2023):

•
We have developed different NKG2D/CD19 multi-specific CAR
T-cells,
utilizing both tandem and dual-NKG2D-based CARs that encompass the extracellular domain of the natural NKG2D receptor fused to, or co-expressed
with an anti-CD19 CAR;

•
The majority of our CD19/NKG2DL multi-specific CAR
T-cell
candidates were able to secrete cytokines, proliferate, and eliminate acute lymphoblastic leukemia tumor cells lacking the CD19 antigen in vitro
. Interestingly, some of these multi-specific CAR
T-cells
displayed a better
in vitro
functionality against wild-type leukemia tumor cells expressing the CD19 antigen as compared to CD19-specific single targeting CAR
T-cells,
highlighting the potential of our approach against both CD19 positive and CD19 negative cancer cells;

•
First
in vivo
data suggest that our CD19/NKG2DL multi-specific CAR
T-cell
candidates have an enhanced anti-tumor efficacy against heterogeneous lymphoma tumors as compared to currently existing treatment options;

•	We are currently developing several NKG2D-based multi-specific CAR T-cells for the treatment of diverse solid cancers where there is ahigh heterogeneity in antigen expression.
—
B7-H6
targeting CAR
T-cells
—
As part of our efforts to identify new targets expressed by a broad range of tumors, we are currently developing
B7-H6-targeting
CAR
T-cell
therapies.
B7-H6
is a stress ligand involved in the NK activation and immunosurveillance through its recognition by the receptor NKp30. In cancers,B7-H6
expression is associated with tumor progression, poor prognosis, and lymph node metastasis.
B7-H6
may be used to recognize and kill tumor cells, and we believe it is an underappreciated target that could change the paradigm of cell therapy due to its broad expression in a large variety of cancers and absence in normal cells.
In the first half of 2023, we continued to progress on the development of
B7-H6-targeting
CAR
T-cells,
with the aim of broadening the landscape of CAR
T-cell
therapies.
Upcoming Milestones

•	The Company will provide additional update on its multi-specific CAR platform, shRNA multiplexing approach, and business developments in the second half of 2023;

•	The Company aims to get its assets ready for clinical evaluation and to conduct clinical trials either by the Company and/or through strategic partnerships;

•
The Company will take part in several international scientific and business conferences in the second half of 2023, including the
CAR-TCR
Summit in Boston (August 29 – September 1), the 4th International Conference on Lymphocyte Engineering (ICLE) in Munich (September
12-14)
and the annual congress of the Society for Immunotherapy of Cancer (SITC) in San Diego (November
1-5);

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•	The Company anticipates fundraising in the third quarter of 2023;

•
The Company has planned to relocate, during the second semester of 2023, into a new research facility which fits better to its current needs after the strategic shift. The Company will remain headquartered at the Axis Parc, Mont-Saint-Guibert, Belgium but with its new business location at Dumont 9.

First Half 2023 Financial Results
Key financial figures for half year 2023, compared with half year 2022 and full year 2022, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2023	Half Year 30 June 2022	Full Year 31 December 2022

Revenue	—	—	—

Research and development expenses	(2.1)	(10.5)	(18.9)

General and administrative expenses	(3.7)	(6.2)	(10.5)

Change in fair value of contingent consideration	—	1.1	14.7

Impairment of Oncology intangible assets	—	—	(35.1)

Other income/(expenses)	2.1	1.6	9.0

Operating loss 1	(3.7)	(14.1)	(40.9)

Loss for the period/year	(3.7)	(14.1)	(40.9)

Net cash used in operations	(8.3)	(16.3)	(28.0)

Cash and cash equivalents	5.0	14.4	12.4
The Company’s license and collaboration agreements generated no revenue in the first half of 2023 similar to the first half of 2022.
The decrease in the Company’s R&D expenses is primarily driven by the Company’s decision to discontinue some of the preclinical costs, manufacturing, and clinical study activities after adopting and implementing a new business strategy in the last few months of 2022. Furthermore, there has been a decrease in employee expenses and related travel costs mainly attributed to the headcount reduction throughout the year ending on December 31, 2022, in support of the Company’s reorganization around preclinical and clinical programs, along with a reduction in expenses related to share-based payments
(non-cash
expenses) associated with the warrant plan offered to the Company’s employees, managers and directors.
General and Administrative (G&A) expenses amounts to €3.7 million in June 2023 as compared to €6.2 million during the comparative period in 2022, either a decrease of €2.5 million. This decrease is primarily related to the decrease of insurances costs, the decrease of employee expenses due to headcount reduction and management changes through the year ended 2022 to support the Company’s reorganization and the decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the Company’s employees, managers and directors.
As of June 30, 2023, Management has determined that there has been no event (such as a firm sublicense or collaboration contract) that led to a change in fair value of the contingent consideration and other financial liabilities.

1
The operating loss arises from the Company’s loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

Celyad Oncology
Page | 10

Regarding the other income/other expenses, the Company posted €2.1 million in net other income for the first half of 2023 compared to a net other income of €1.6 million for the first half of 2022. The net other income for the first half of 2023 is primarily due to the gain on the sale of certain fixed assets to Cellistic for €1.1 million and a grant income from the Walloon Region of €0.8 million.
Net loss was €3.7 million, or €(0.17) per share, for the first half of 2023 compared to a net loss of €14.1 million, or €(0.62) per share, for the same period of 2022.
Net cash used in operations, was €8.3 million for the first half of 2023 compared to €16.3 million for the first half of 2022. The decrease of €8.0 million is primarily driven by the selling of the manufacturing activities in 2022 combined with global decrease on preclinical and clinical activities, insurance costs, headcount, management changes costs and associated impact on the change in working capital. The decrease of these costs is in line with the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on early stage discovery research in areas of expertise where it can leverage the differentiated nature of its platforms.
As of June 30, 2023, the Company had cash and cash equivalents of €5.0 million. No capital increase has occurred in the first half of 2023.
As of June 30, 2023, the total number of basic shares outstanding were 22.6 million similar to December 31, 2022.
Operating Capital Requirements
These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern.
As of June 30, 2023, the Company had cash, cash equivalents of €5.0 million which should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.
After due consideration of detailed budgets and estimated
cash flow forecasts for the years 2023 and 2024, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the interim financial statements are issued.
The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the interim financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company’s ability to continue as a going concern.
On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million (whose €2.0 million related to the first tranche has been already proceeded as of September 4, 2023). Taking into account the Management’s assumptions regarding estimated cash-flows for the years 2023 and 2024, the Company believes that following the close of the second tranche subscribed by Fortress which is subject to approval by the extraordinary shareholders’ meeting, its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements until the end of the fourth quarter of 2024.
The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the interim consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
War in Ukraine
In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. The Company has no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.

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Page | 11

However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, the operations of the Company could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which the Company and its suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect the Company’s ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.

1.2	Risks and uncertainties
The following key risks and uncertainties for the Company described here below are those, currently known and specific to the Company. If any of these risks materialize, the business, financial condition or results of operations of the Company could suffer:

•	The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•
The Company has substantial financial commitments resulting from material agreements (with Celdara Medical, The Trustees of Dartmouth College, Horizon Discovery), for which the Company will need substantial additional funding.

•	The Company has incurred net losses in each period since its inception and anticipate that it will continue to incur net losses in the future.

•	The Company’s product candidates and technologies are new approaches to cancer treatment that present significant challenges.

•	The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates.

•	The Company could be unsuccessful in obtaining, maintaining or protecting its intellectual property rights for one or more of its product candidates.

•	The Company’s patents and other intellectual property rights portfolio is relatively young and may not adequately protect its research programs and product candidates.

•	The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

•	The Company may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

•	The Company relies and will continue to rely on collaborative partners regarding the development of its research programs and product candidates.

•	The general economic impacts of the conflict in Ukraine are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets.
This list is not exhaustive, and the Company recommends that you read the detailed analysis of the risks that the Company faces as set out in its 2022 Annual Report on Form
20-F
filed with the SEC on March 23, 2023, and subsequent filings and reports made by the Company.
As previously disclosed in note 5.34.2 of the 2022 Annual Report, Horizon Discovery/Perkin Elmer, Inc. (Horizon/PKI) informed the Company they believe the Company was in material breach of these agreements as a result of certain disclosures the Company has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Company a notice of material breach or termination. The Company believes any such assertion of material breach would be without merit and the Company would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. On the date of this Report, discussions are still ongoing with Horizon/PKI about possible amendments to these agreements in connection with which the Company would retain freedom to operate under the in-licensed
patents.

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Page | 12

Of note, the Company has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Company is also developing a second-generation shRNA platform that does not incorporate any of the Horizon/PKI technology.
The discontinued allogeneic CAR T product candidate of the Company,
CYAD-101,
does not incorporate any of the Horizon/PKI technology.

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Page | 13

2.	Unaudited Condensed Consolidated Interim Financial Statements – Six-month period ended June 30, 2023

2.1	Unaudited interim consolidated statement of Financial Position

(€’000)		June 30,	December 31,
	Notes	2023	2022

NON-CURRENT ASSETS		4 484	4 891
Goodwill and Intangible assets	2.5.8	645	864
Property, Plant and Equipment		848	309
Non-current Grant receivables	2.5.9	2 782	3 454
Other non-current assets	2.5.9	209	264
CURRENT ASSETS		7 694	14 825
Trade and Other Receivables	2.5.10	879	1 118
Current Grant receivables	2.5.10	1 217	—
Other current assets	2.5.10	622	1 017
Short-term investments	2.5.11	—	—
Cash and cash equivalents	2.5.11	4 976	12 445
Assets held for sale		—	245

TOTAL ASSETS		12 178	19 716

EQUITY	2.3	1 019	4 317
Share Capital	2.5.12	78 585	78 585
Share premium	2.5.12	6 317	6 317
Other reserves	2.5.12	35 242	34 800
Capital reduction reserve	2.5.12	234 562	234 562
Accumulated deficit	2.5.12	(353 687)	(349 947)
NON-CURRENT LIABILITIES		5 067	4 973
Lease liabilities	2.5.17	351	118
Recoverable Cash advances (RCAs)	2.5.13	4 486	4 584
Contingent consideration payable and other financial liabilities	2.5.16	—	—
Post-employment benefits		13	13
Other non-current liabilities	2.5.14	217	258
CURRENT LIABILITIES		6 092	10 426
Lease liabilities	2.5.17	185	137
Recoverable Cash advances (RCAs)	2.5.13	763	437
Trade payables	2.5.15	3 411	4 752
Other current liabilities	2.5.15	1 733	5 100

TOTAL EQUITY AND LIABILITIES		12 178	19 716

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 14

2.2	Unaudited interim consolidated statement of comprehensive income

(€‘000)		For the Six-month period ended June 30,
	Notes	2023	2022

Revenue	2.5.6	44	—
Cost of sales		(44)	—
Gross profit	2.5.6	—	—
Research and Development expenses		(2 139)	(10 527)
General & Administrative expenses		(3 665)	(6 245)
Change in fair value of contingent consideration		—	1 128
Other income		2 123	1 781
Other expenses		(64)	(214)
Operating Loss 2	2.5.6	(3 745)	(14 077)
Financial income		26	148
Financial expenses		(21)	(127)
Loss before taxes	2.5.6	(3 740)	(14 056)
Income taxes		—	—
Loss for the period	2.5.6	(3 740)	(14 056)
Basic and diluted loss per share (in €)		(0.17)	(0.62)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post-employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss		(1)	(9)
Currency translation differences		(1)	(9)
Other comprehensive income / (loss) for the period, net of tax		(1)	(9)

Total comprehensive loss for the period		(3 741)	(14 065)
Total comprehensive loss for the period attributable to Equity Holders		(3 741)	(14 065)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2
The operating loss arises from the Company’s loss for the period before deduction of financial income, Financial expenses and Income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

Celyad Oncology
Page | 15

2.3	Unaudited interim consolidated statement of changes in equity

(€’000)	Share capital (non- distributable)	Share premium (non- distributable)	Other reserves 2 (distributable 1 )	Capital reduction reserve (distributable 1 )	Accumulated deficit (distributable 1 )	Total Equity

Balance as of January 1, 2022	78 585	6 317	33 172	234 562	(308 997)	43 639
Share-based payments	—	—	1 076	—	—	1 076

Total transactions with owners, recognized directly in equity	—	—	1 076	—	—	1 076

Loss for the period	—	—	—	—	(14 056)	(14 056)
Currency Translation differences	—	—	(9)	—	—	(9)

Total comprehensive loss for the period	—	—	(9)	—	(14 056)	(14 065)

Balance as of June 30, 2022	78 585	6 317	34 239	234 562	(323 053)	30 650

Balance as of July 1, 2022	78 585	6 317	34 239	234 562	(323 053)	30 650
Share-based payments	—	—	548	—	—	548

Total transactions with owners, recognized directly in equity	—	—	548	—	—	548

Loss for the period	—	—	—	—	(26 879)	(26 879)
Currency Translation differences	—	—	13	—	—	13
Remeasurements of defined benefit obligation	—	—	—	—	(15)	(15)

Total comprehensive loss for the period	—	—	13	—	(26 894)	(26 881)

Balance as of December 31, 2022	78 585	6 317	34 800	234 562	(349 947)	4 317

Balance as of January 1, 2023	78 585	6 317	34 800	234 562	(349 947)	4 317
Share-based payments (3)	—	—	443	—	—	443

Total transactions with owners, recognized directly in equity	—	—	443	—	—	443

Loss for the period	—	—	—	—	(3 740)	(3 740)
Currency Translation differences	—	—	(1)	—	—	(1)

Total comprehensive loss for the period	—	—	(1)	—	(3 740)	(3 741)

Balance as of June 30, 2023	78 585	6 317	35 242	234 562	(353 687)	1 019

(1)
Pursuant to Belgian law (“BCCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of the Company’s standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. For more information, see note 2.5.12.

(2)	Other reserves include Share-base payment reserve, Other equity reserve from conversion of convertible loan in 2013 and Currency Translation Difference.
(3)
There have been no new issuance of warrants during the first semester of 2023 but the Group recognized vesting costs in continuity with previous warrants plans and taking into account the warrants granted during the six-month
period ended June 30, 2023.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 16

2.4	Unaudited interim consolidated statement of cash flows

(€‘000)		For the Six-month period ended June 30,
	Notes	2023	2022

Cash Flow from operating activities
Loss for the period	2.2	(3 740)	(14 056)
Non-cash adjustments
Goodwill and Intangibles assets - Amortization and impairment		253	455
Property, plant & equipment - Depreciation		144	516
Loss on disposal of Property, plant and equipment	2.5.6	7	—
Gain on sales of Property, plant & equipment	2.5.6	(1 070)	—
Provision for onerous contract		9	59
Change in fair value of contingent consideration payable and other financial liabilities	2.5.6	—	(1 128)
Remeasurement of Recoverable Cash Advances (RCAs)	2.5.6	20	66
Grant income (RCAs and others)	2.5.6	(798)	(1 449)
Share-based payment expense		443	1 076
Change in working capital
Trade receivables, other (non-)current receivables		583	514
Trade payables, other (non-)current liabilities		(4 182)	(2 361)
Net cash used in operations		(8 331)	(16 308)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment		(316)	(106)
Acquisitions of Intangible assets		(34)	—
Disposals of Property, Plant & Equipment		1 315	—
Proceeds from net investment in lease		—	156
Proceeds from short-term investments		—	1 090
Net cash from/(used in) investing activities		965	1 140

Cash Flow from financing activities
Repayments of leases		(92)	(494)
Net proceeds from issuance of shares and exercise of warrants		(10)	(125)
Proceeds from RCAs & other grants	2.5.7	—	174
Repayment of RCAs & other grants		—	—
Net cash from/(used in) financing activities		(102)	(445)

Net cash and cash equivalents at beginning of the period		12 445	30 018
Change in Cash and cash equivalents	2.5.7	(7 468)	(15 613)
Effects of exchange rate changes on cash and cash equivalents		(1)	(20)

Net cash and cash equivalents at the end of the period		4 976	14 385

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 17

2.5	Notes to the unaudited condensed consolidated interim financial statements – Six-month period ended June 30, 2023

2.5.1	General Information
Celyad Oncology SA and its affiliates will be collectively referred to as “the Company”, “the Group”, “Celyad”, “we” or “us”.
The Company is a biotechnology company focused on the research and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.
Celyad Oncology SA was incorporated on July 24, 2007, under the name “Cardio3 BioSciences”. Celyad is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2,
B-1435
Mont-Saint-Guibert, Belgium (company number 0891.118.115).
The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) were listed on the Nasdaq Global Market until July 20, 2023, when the delisting of its American Depositary Shares representing ordinary shares (“ADSs”) from the Nasdaq Global Market has been effective, all under the ticker symbol CYAD.
The Company has three fully owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad Inc. and Corquest Medical, Inc.).
The condensed consolidated interim financial statements have been approved for issuance by the Company’s Board of Directors on September 4, 2023.
The Interim Financial Report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (
https://celyad.com/investors/regulated-information/
).
Key event 2023
Effective as of January 1, 2023, under the terms of an asset purchase agreement between the Group and Cellistic (the cell therapy development and manufacturing business of Ncardia BV), Cellistic agreed to acquire certain fixed assets of the Group for a total consideration of €1.3 million. The Group has entered into a lease agreement for its new head quarter (Dumont 9 building in Mont-Saint-Guibert, Belgium). This lease commenced on April 1, 2023. During the time needed for the set-up
of its new offices of Dumont 9 building and the relocation of the current corporate offices during the second semester of 2023, the Group executes short term lease (less than 12 months) of a part of Belin 2 building from Cellistic for €0.3 million. For more information on the financial consequences of these transactions, refer to notes 2.5.6 and 2.5.17.

2.5.2	Basis of preparation and significant accounting policies
The condensed consolidated interim financial statements of the Group for the six-month
period ended June 30, 2023 (the “interim period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing the condensed consolidated interim financial statements are explained below.

2.5.2.1	Basis of preparation of Half Year Report
The condensed consolidated interim financial statements have been prepared in accordance with the IFRS as issued by the IASB and with IAS 34, Interim Financial Reporting, and the same accounting policies used to prepare the most recent annual financial statements. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2022.
The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2022 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (
http://www.celyad.com/investors/regulated-information
).

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Page | 18

All statements and information relate to the interim period unless otherwise stated.
The condensed consolidated interim financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€’000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals
disclosed in the financial tables.
Operating Capital Requirements
These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern.
As of June 30, 2023, the Company had cash, cash equivalents of €5.0 million which should be sufficient to fund operating expenses and capital expenditure requirements into the fourth quarter of 2023.
After due consideration of detailed budgets and estimated
cash flow forecasts for the years 2023 and 2024, the Company continues to project that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the interim financial statements are issued.
The Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the interim financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company’s ability to continue as a going concern.
On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to
€9.8 million (whose €2.0
million related to the first tranche has been already proceeded as of September 4,

2023). See note 2.5.19. Taking into account the Management’s assumptions regarding estimated cash-flows for the years 2023 and 2024, the Company believes that following the close of the second tranche subscribed by Fortress which is subject to approval by the extraordinary shareholders’ meeting, its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements until the end of the fourth quarter of 2024.
The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the interim consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
War in Ukraine
In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. The Company has no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.
However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, the operations of the Company could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which the Company and its suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect the Company’s ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.

Celyad Oncology
Page | 19

2.5.2.2 New standards, interpretations, and amendments
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
None

of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2023 which have been issued by the IASB have a material effect on the Group’s financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2024 and are not yet effective as of June 30, 2023 and/or not yet adopted as of June 30, 2023, are expected to have a material effect on the Group’s future financial statements as either they are not relevant to
the Group’s activities, or they require accounting which is consistent with the Group’s current accounting policies.
2.5.2.3 Critical accounting estimates and judgements
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.
Refer to note 5.4 from the Group’s 2022 Annual Report for further details about the main critical accounting estimates and judgements.

2.5.3	Segment reporting
The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.
Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the immuno-oncology segment regrouping all assets developed based on the CAR T cell platform, and.

•	the cardiology segment, regrouping the Cardiopoiesis platform, C-Cath ez .
Corporate segment includes costs for general and administration functions not allocated to the other business segments.
Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.
The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As of June 30, 2023, the main Group’s non-current
assets are located in Belgium.
Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2023, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the Six-month period ended June 30, 2022
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total

Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(268)	(10 259)	—	(10 527)
General & Administrative expenses	—	—	(6 245)	(6 245)
Change in fair value of contingent consideration	—	1 128	—	1 128
Net Other income/(loss)	(74)	1 641	—	1 567

Operating Profit/(Loss)	(342)	(7 490)	(6 245)	(14 077)

Net financial income/(loss)	(19)	(68)	108	21
Profit/(Loss) before taxes	(361)	(7 558)	(6 137)	(14 056)
Income Taxes	—	—	—	—

Profit/(Loss) for the six-month period ended June 30, 2022	(361)	(7 558)	(6 137)	(14 056)

Celyad Oncology
Page | 20

	For the Six-month period ended June 30, 2023
€ ‘000	Cardiology	Immuno-oncology	Corporate	Group Total

Revenue recognized at a point in time	44	—	—	44
Revenue recognized over time	—	—	—	—
Total Revenue	44	—	—	44
Cost of Sales	(44)	—	—	(44)
Gross Profit	—	—	—	—
Research & Development expenses	(355)	(1 784)	—	(2 139)
General & Administrative expenses	—	—	(3 665)	(3 665)
Change in fair value of contingent consideration	—	—	—	—
Net Other income/(loss)	(16)	1 249	826	2 059

Operating Profit/(Loss)	(371)	(535)	(2 840)	(3 745)

Net financial income/(loss)	—	(8)	13	5
Profit/(Loss) before taxes	(371)	(543)	(2 827)	(3 740)
Income Taxes	—	—	—	—

Profit/(Loss) for the six-month period ended June 30, 2023	(371)	(543)	(2 827)	(3 740)

2.5.4	Off-Balance Sheet Commitments
As of June 30, 2023, the Group has no
off-balance
sheet commitments
to
be reported other than those described in note 5.34 of its 2022 Annual Report.

2.5.5	Capital Expenditures
In accordance with IAS 38, the Group does not capitalize its research and development expenses until the Group receives marketing authorization for the applicable product candidates. Research and development expenditures incurred during the interim period were accounted for as operating expenses.

2.5.6	Results of Operations
Revenue

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Out-licensing revenue	—	—
Other revenue	44	—

Total	44	—

The Group’s license and collaboration agreements generated no revenue in the first half of 2023 similar to first half 2022. The Group did not enter into any new license agreements for the six-month
period ended June 30, 2023.

Celyad Oncology
Page | 21

The Group does not expect to generate material revenue unless and until the Group concludes partnerships with outside parties around the licensing of the patents around allogeneic CAR
T-cell
therapies and NKG2D-based therapies.
The other revenue recognized in the first half of 2023 is part of contract with customer to sell C-Cathez medical devices.
Research and development expenses
The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group’s condensed consolidated interim financial statements.

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Employee expenses	1 711	5 432
Preclinical study costs	411	1 034
Depreciation	367	721
IP filing and maintenance fees	135	458
Rent and utilities	133	323
Share-based payments	66	212
Travel & Living	34	76
Consulting fees	5	126
Clinical study costs	(685)	1 465
Process development and scale-up	—	459
Others	(38)	221

Total R&D expenses	2 139	10 527

Research and development expenses totaled €2.1 million for the six-month
period ended June 30, 2023, which represents a decrease of 79.7% compared to the first semester of 2022.
The changes in the R&D expenses are mainly driven by:

•	The decrease of employee expenses mainly related to headcount reduction through the year ended December 31, 2022 to support the Group’s reorganization around preclinical and clinical programs;

•
The decrease on clinical study costs mainly due to the Group’s decision to discontinue the development of its remaining clinical programs
CYAD-02,
CYAD-101
and
CYAD-211
taken in December 2022 for which a provision had been recorded to cover for contractual obligations through 2023 for an amount of €2.1 million
 (whose €1.8 million were used during the first semester of 2023)
. In relation to the closing activities of the clinical studies through the first semester of 2023, additional savings have been recognized mainly associated to the closing of sites, central labs and clinical research organization (“CRO”);

•
The decrease of preclinical activities after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on early stage discovery research in areas of expertise where it can leverage the differentiated nature of its platforms;

•	The decrease on IP filing and maintenance fees due to the strengthening the IP prosecution which occurred over the year 2022;

•
The decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued over the previous years and the headcount reduction through the year ended December 31, 2022;

Celyad Oncology
Page | 22

•
The decrease in depreciation and rent and utilities due to sale of the assets associated to the Manufacturing Business Unit included facilities and equipment, office furniture, leasehold improvements, and laboratory equipment in September 2022 and to the sale of certain fixed assets of the Group to Cellistic as of January 1, 2023, mainly associated to the Belin 2 building for which the Group executes short term lease (less than 12 months) of a part of Belin 2 building from Cellistic before moving to the new Group’s headquarter during the second semester of 2023 (see note 2.5.1); and

•
The decrease of process development costs, consulting fees and other costs associated with the manufacturing activities after the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on early stage discovery research and discontinue the development of clinical programs and associated manufacturing activities.

General and administrative expenses

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Employee expenses	1 050	2 589
Consulting fees	1 072	1 138
Insurances	657	1 215
Share-based payments	378	864
Communication & Marketing	132	190
Travel & Living	53	57
Rent	44	32
Depreciation	30	102
Others	249	58

Total General and administrative expenses	3 665	6 245

General and Administrative expenses totaled €3.7 million for the six-month
period ended June 30, 2023, which represents a decrease of 41.3% compared to 2022.
The changes in the General and Administrative expenses are mainly driven by:

•	The decrease of employee expenses mainly related to headcount reduction and management changes through the year ended December 31, 2022 to support the Group’s reorganization;

•
The decrease in insurances costs (D&O insurance principally) due to additional expenses recognized during the first semester of the year 2022, associated to previous capital raise which occurred at year-end
2021; and

•
The decrease of the expenses associated with the share-based payments
(non-cash
expenses) related to the warrants plan offered to the employees, managers and directors, mainly related to the decrease in the fair market value of stock options issued over the previous years and the headcount reduction through the year ended December 31, 2022.

Change in fair value of contingent consideration, other income and other expenses
Change in fair value of contingent consideration

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Change in fair value of contingent consideration	—	1 128

Total Change in fair value of contingent consideration	—	1 128

As of June 30, 2023, there is no change in fair value of the contingent consideration and other financial liabilities as Management has determined that there has been no event (such as a firm sublicense or collaboration contract) that increase
s
the probability of the projected future cash outflow due to
Celdara Medical, LLC and Dartmouth College, indicating that the probability is remote, similar to December 31, 2022.

Celyad Oncology
Page | 23

As of December 31, 2022, Management had to conclude on the full reversal of the contingent consideration and other financial liabilities associated with the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group’s immuno-oncology platform, for a total amount of €14.7 million. This accounting conclusion, which reflected a picture of the situation at December 31, 2022, doesn’t affect the Management’s commitment to continue the exploitation of these IPs in its new strategy.
For
comparative purpose, as of June 30, 2022, the liability evolution had reflected the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecast. The fair value adjustment (€1.1million, non-cash
income) relating to reassessment as of June 30, 2022, has been mainly driven by:

•
The updated assumptions on projected revenue associated to the Group’s allogeneic CAR T program
CYAD-101
for the treatment of mCRC for which the timing of the potential commercialization of the Group’s
CYAD-101
program had been delayed by one year. Additionally, the addressable patient population had been reduced based on safety findings for the candidate from the
CYAD-101-002
Phase 1b trial, which had been on clinical hold during the second quarter of 2022 after two fatalities occurred in patients with similar pulmonary findings;

•	The update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at June 30, 2022, which had led to an increase of the WACC; and

•	The revaluation of the U.S. dollar against the Euro.
Other income

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Grant income (RCAs)	464	645
Grant income (Other)	334	804
R&D tax credit	106	329
Gain on sales of Property, plant & equipment	1 070	—
Other	149	3

Total Other Income	2 123	1 781

For the
six-month
period ended June 30, 2023, other income is mainly related to:

•
Grant income (RCAs): additional grant income has been recognized in 2023 on grants in the form of recoverable cash advances (RCAs) for contract numbered 8436. In accordance with IFRS standards, the Company has earned grants for the period amounting to €0.7 million, out of which €0.2 million is accounted for as a financial liability and the remaining €0.5 million as a grant income. The decrease compared to June 30, 2022, is mainly associated with the decrease on additional grant income recognized on the
conventions due to advancement of the subsidized programs;

•
Grant income (Others): additional grant income has been recognized in 2023 on grants received from the regional government (contract numbered 8516), not referring to RCAs and not subject to reimbursement. The decrease compared to June 30, 2022, is mainly associated with the decrease on additional grant income recognized on this convention due to advancement of the subsidized programs;

•
R&D tax credit: the current year income decreased compared to June 30, 2022, due to lower eligible expenses on clinical activities and prioritization of discovery research in areas of expertise where it can leverage the differentiated nature of the Group’s platforms;

Celyad Oncology
Page | 24

•
Gain on sale of Property, plant & equipment results from the terms of the asset purchase agreement between Celyad Oncology and Cellistic under which Cellistic agreed to acquire certain fixed assets of the Group for a total consideration of €1.3 million, effective as of January 1, 2023 (see note 2.5.1). The book value of the assets sold to Cellistic was €0.2 million. As of December 31, 2022, in accordance with IFRS 5,
Non-current
Assets Held for Sale and Discontinued Operations, these fixed assets had been classified as non-current
assets held for sale and presented in the consolidated statement of financial position as a line item entitled “Assets held for sale”; and

•
Other income associated to cross-charge of expenses to Cellistic associated to the management of the transition phase before moving of the Group’s to its new headquarter for €0.2 million (see note 2.5.1).

Other expenses

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Remeasurement of RCAs	20	66
Loss on disposals of Property, plant & equipment	7	—
Other	37	148

Total Other Expenses	64	214

The decrease of the other expenses is mainly due to the recognition of a bad debt accrual on trade and other receivable in 2022.
Operating loss
As a result of the foregoing, the Group’s operating loss, totaled €3.7 million for the six-month
ended June 30, 2023, compared to €14.1 million at June 30, 2022.
Financial income and financial expenses
The decrease of the financial income
of
€0.1 million refers mainly to the gain on foreign exchange differences due to the higher revaluation of the USD in 2022.
The decrease of the financial expenses of €0.1 million refers mainly to interest expenses associated to terminated lease agreements occurred through the second semester of 2022.
Loss for the period
As a result, the Group’s loss for the
six-month
period ended June 30, 2023, was €3.7 million compared to €14.1 million at June 30, 2022.
Loss per share
The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share.

	For the Six-month period ended June 30,
(€’000)	2023	2022

Loss of the year attributable to Equity Holders	(3 740)	(14 056)
Weighted average number of shares outstanding	22 593 956	22 593 956

Earnings per share (non-fully diluted) in €	(0.17)	(0.62)

Outstanding warrants	2 852 913	2 269 448

Celyad Oncology
Page | 25

2.5.7	Liquidity and capital resources
The Group’s liquidity requirements primarily relate to the funding of research & development, general & administrative expenses and working capital requirements. The Group monitors its risk exposure to a shortage of funds using a monthly liquidity planning tool. Its objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.
Through June 30, 2023, the Group funded its operations through several private and public investments totaling, since inception, approximately €338 million (approximately €102 million and €236 million respectively). Since inception, the Group also received non-dilutive
funding from recoverable cash advances, or RCAs, granted by Walloon Region for an amount of €37.1 million and €6.4 million from other grants granted by Walloon Region, Federal Belgian Institute for Health Insurance Inami and Federal Government through the R&D tax credit. Those other grants are not subject to future reimbursement (as it is the case for the RCA’s described below).
Recoverable
Cash Advances (RCA’s) recorded as financial liabilities for an amount of €5.2 million at June 30, 2023, correspond to the risk-adjusted present value of expected future repayments of amounts granted by the Walloon Region, to support specific development programs related to
C-Cath
ez
,
CYAD-01,
CYAD-02,
CYAD-101,
CYAD-211,
shARC franchise and preclinical studies on new engagers. As of June 30, 2023, there are three RCA contracts pending totaling €7.8 million, out of which €5.3 million has been effectively paid out to Celyad Oncology by the Walloon Region.
The Group is also exposed to contingent consideration as a result of the license agreement concluded with Celdara Medical, LLC. The risk adjusted present value of expected cash outflows (mainly to Celdara) is recorded as a financial liability (see note 2.5.16.2).
The following table sets forth the Group’s condensed interim consolidated cash flows information for the six-month
periods ended June 30, 2023 and 2022:

	For the Six-month period ended June 30,
(€‘000)	2023	2022

Net cash used in operations	(8 331)	(16 308)
Net cash (used in)/from investing activities	965	1 140
Net cash (used in)/from financing activities	(102)	(445)
Effects of exchange rate changes	(1)	(20)

Change in Cash and cash equivalents	(7 469)	(15 633)

Change in Short-term investments	—	—

Net cash burned over the period 3	(7 469)	(15 633)

The cash outflow resulting from operating activities amounted to €8.3 million for the six-month
period ended June 30, 2023, as compared to €16.3 million for the prior year’s period. The decrease of €8.0 million is primarily driven by the selling of the manufacturing activities in 2022 combined with global decrease on preclinical and clinical activities, insurance costs, headcount, management changes costs and associated impact on the change in working capital. The decrease of these costs is in line with the Group’s decision to adopt and implement over the last few months of the year 2022 the new business strategy to focus on early stage discovery research in areas of expertise where it can leverage the differentiated nature of its platforms.
Cash flow from investing activities represented a net cash inflow of €1.0
million for the
six-month
period ended June 30, 2023, from the sale of certain fixed assets of the Group for a total consideration of €1.3
million to Cellistic partly compensated by the acquisitions of assets for the Group’s new headquarters. It remains stable compared to the net cash inflow of €1.1
million for the
six-month
period ended June 30, 2022, from the proceeds from the sale of the Mesoblast shares received following the signed amendment with Mesoblast in January 2022.

3
‘Net cash burn’ is an alternative performance measure determined by the year-on-year
net variance in the Group’s treasury position as above defined. The purpose of this measure for the Management is to determine the change of the treasury position.

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS. The purpose of this measure by Management is to identify the level of cash available internally (excluding external sources of financing) within 12 months.

Celyad Oncology
Page | 26

Cash flow from financing activities in the first half of 2023 represented a net cash outflow of €
0.1
 million compared to a cash outflow of €
0.4
 million for prior year’s period. The decrease in the cash outflow of €
0.3
 million is mainly related to the decrease in repayments of leases after termination, in the second semester of the year 2022, of leases associated to CTMU facilities and to the corporate
offices before their relocation in 2023.

2.5.8	Goodwill and Intangible assets

	As at June 30,	As at December 31,
(€‘000)	2023	2022

Goodwill	—	—
Oncyte In-process research and development (‘IPR&D’)	—	—
C-Cathez development costs	375	408
Patents, licenses and trademarks	237	456
Software	33	—

Total Goodwill and Intangible assets	645	864

The variance on the total intangible assets as of June 30, 2023, compared to December 31, 2022, resulted primarily from the regular amortization of C-Cath ez
development costs and the Group’s patents, licenses and trademarks.
Goodwill and IPR&D resulted from the purchase price allocation exercise performed for the acquisition of Oncyte LLC in 2015. Goodwill and IPR&D are not amortized but tested for impairment. As of December 31, 2022, due to the early stage of the implementation of the new strategy and the fact no firm sublicence contract nor collaboration contract was concluded as of December 31, 2022, Management had to recognize that significant uncertainty exist on the timing and amount of the new strategy outcomes and therefore had to conclude that the possibility of any inflow was remote regarding accounting standards definition. Therefore, Management recognized a full impairment loss on the remaining value of the goodwill, IPR&D and Horizon Discovery’s shRNA platform. This accounting conclusion, which reflected a picture of the situation at December 31, 2022, doesn’t affect the Management’s commitment to continue the exploitation of these IPs in its new strategy.
As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, indicating that the probability is more than remote and consequently that the recognized impairment losses may no longer exist or may have decreased, the Group will estimate the cash-generating unit’s recoverable amount. The reversal will be limited so that the carrying amount of the asset does not exceed its recoverable amount. An impairment loss recognized on goodwill is however not reversed in a subsequent period. As of June 30, 2023, Management has determined that there have been no event that increase the probability of revenue, indicating that the probability is more than remote such as there is no reversal of the impairment loss to be recognized.
The capitalized development costs relate to the development of
C-Cathez.
The development costs of
C-Cathez
were capitalized in May 2012 and are being amortized until 2029. No other development costs have been capitalized to date. All other programs’
(C-Cure,
CYAD-01,
CYAD-02,
CYAD-101,
CYAD-211…)
related development costs have been assessed as not being eligible for capitalization and have therefore been recognized in the income statement as research and development expenses. Software is amortized over a period of
3
to 5 years.
Patents, licenses and trademarks, mainly relate to the following items:

•
Exclusive Agreement for Horizon Discovery’s shRNA Platform to develop next-generation allogenic CAR T Therapies acquired for €
0.9
million at the end of December 2018. Since acquisition, the Company capitalized milestone payments for a total amount of €
0.3
million. This patent is being amortized over the remaining intellectual property protection of 20 years, with the first patent application filed in 2008. As of December 31, 2022, Management recognized a full impairment loss on the remaining value of the Horizon Discovery’s shRNA platform; and

•
An intangible asset capitalized in January 2022 for $
1.0
 million (€
0.9
million), reflecting the Group’s opportunity to explore new partnership for the
C-Cathez,
which is being amortized over a period of
2 years
.

Celyad Oncology
Page | 27

2.5.9	Non-current trade receivables and other non-current assets

	As at June 30,	As at December 31,
(€‘000)	2023	2022

R&D Tax credit receivable	2 782	3 454

Total Non-current Grant recevables	2 782	3 454

Deposits	209	264

Total Other non-current assets	209	264

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million) receivable from the Federal Government that included a one-time
catch-up
effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. During the six-month
period ended June 30, 2023, the Group recorded an additional R&D tax credit of €0.1 million and classified as current grant receivables the fiscal year 2018 R&D tax credit for €0,8 million (see note 2.5.10).

During the year ended December 31, 2022, the Group received €0.8 million related to the fiscal year 2017 R&D tax credit. Based on facts and circumstances, the Group believes that all the receivables and/or financial fixed assets are recoverable and thus, the Group estimates that no reserve is required.
The
non-current
assets relate to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

2.5.10	Trade and Other receivables

	As at June 30,	As at December 31,
(€‘000)	2023	2022

Trade receivables	642	909
Advance deposits	237	209

Total Trade and Other receivables	879	1 118

Current Grant receivables (RCAs)	181	—
Current Grant receivables (Others)	1 036	—

Total Current Grant receivables	1 217	—

Prepaid expenses	390	667
VAT receivable	153	316
Income and other tax receivables	79	34

Total Other current assets	622	1 017

Total Trade receivables, current grant receivables and other current assets	2 718	2 135

The decrease of trade and other receivables is mainly due to credit notes received following the closing of clinical studies for an amount of €0.1 million and payment received for an amount of €0.2 million related to the sales of the
C-Cathez,
which is also reflected in other current liabilities through recognition of deferred revenue on sales for the same amount.
As of June 30, 2023, the increase in current grant receivables for €1.2 million is driven by lower cash proceeds from the Walloon Region in 2023 compared to the qualified expenses incurred during the period for €0.4 million and the fiscal year 2018 R&D tax credit expected to be reimbursed within one year as of June 30, 2023, for €0.8 million.
The decrease in other current assets as of June 30, 2023 compared to December 31, 2022 of €0.4 million is mainly driven by the decrease of the VAT receivable as a result of decreased preclinical and clinical activities compared to year-end
2022 and the decrease on prepaid expenses on insurances for €0.3 million due to timing difference on their related payments.

Celyad Oncology
Page | 28

2.5.11	Short-term investments and Cash and Cash equivalents

	As at June 30,	As at December 31,
(€‘000)	2023	2022
Short-term investments	—	—
Cash at bank and on hand	4 976	12 445

Total Short-term investments and Cash and cash equivalents	4 976	12 445

The Group’s cash and cash equivalents amounted to €5.0 million at June 30, 2023 which accounts for a decrease of €7.5 million as compared to
year-end
2022, as a result of cash used in the Group’s operations (see note 2.5.7).
Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2023 and 2022.

2.5.12	Capital and share premium

	As at June 30,	As at December 31,
(€‘000)	2023	2022
Capital	78 585	78 585
Share premium	6 317	6 317
Other reserves	35 242	34 800
Capital reduction reserve	234 562	234 562
Accumulated deficit	(353 687)	(349 947)

Total number of issued and outstanding shares	22 593 956	22 593 956

As of June 30, 2023, share capital amounted to €78.6 million represented by 22,593,956 ordinary shares with no nominal value and a par value of €3.48 per share. This balance does not include the outstanding warrants issued by the Group and granted to certain directors, employees and non-employees
of the Group.
As of June 30, 2023, all shares issued have been fully paid.
Capital reduction reserve
Pursuant to Belgian law (“BCCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the BCCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year according to the Company’s statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized
costs of incorporation and expansion and the
non-amortized
costs for research and development, does not fall below the amount of the paid-up
capital (or, if higher, the called capital), increased by the amount of non-distributable
reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company’s non-consolidated
statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company’s share capital.
In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.
From inception to June 30, 2023, the shareholders, in accordance with Belgian Companies and Associations Code, had approved the absorption of
€234.6
million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €234.6
million against capital reduction reserve. These transactions have no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Celyad Oncology
Page | 29

2.5.13	Recoverable Cash Advances

	As at June 30,	As at December 31,
(€‘000)	2023	2022
Non-Current portion	4 486	4 584
Current portion	763	437

Total Recoverable Cash Advances	5 249	5 021

The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new grants received in current year as well as the remeasurement of the liability at amortized cost, based on the Group’s updated business plan and related cash flow projections (see note 2.5.6). The year-end
balance also captures the repayments of contractual turnover independent lump sums to the Walloon Region (mainly relating to
C-Cathez
agreements).
As documented in the notes 2.5.6 and 2.5.8, Management had to conclude that the possibility of any cash flow, associated with CAR
T-cell
and NKG2D-based therapies are remote and thus the fair value of the sales dependent liability is estimated to be zero, similar to December 31, 2022.
In the second half of 2023 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8212, 8436 and 8516).

2.5.14	Other Non-Current liabilities

	As at June 30,	As at December 31,
(€’000)	2023	2022

Onerous contracts - non-current liabilities	85	124
Other non-current liabilities	132	134

Total Other non-current liabilities	217	258

As of December 31, 2022, the Group recorded a provision for onerous contracts for a total amount of €2.2 million in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision in the fourth quarter of 2022, to discontinue the development of its remaining clinical programs
CYAD-02,
CYAD-101
and
CYAD-211.
The remaining
non-current
portion of this provision as of June 30, 2023, amounts to €0.1 million. The remaining current portion of the provision is €0.3 million as of June 30, 2023 (see note 2.5.15).
As of June 30, 2023, the
non-current
liability regarding a
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis to Dartmouth in connection with the December 2021 amendment agreement (refer to note 5.34.1 of the Group’s 2022 Annual Report)
is €0.1
million.

Celyad Oncology
Page | 30

2.5.15	Trade payables and other current liabilities

	As at June 30,	As at December 31,
(€’000)	2023	2022

Total Trade payables	3 411	4 752
Social security	128	94
Payroll accruals	613	1 294
Onerous contracts – current liabilities	314	2 113
Other current grant liabilities	323	889
Others	355	710
Total Other current liabilities	1 733	5 100

Total Trade payables and other current liabilities	5 144	9 852

Trade payables
The
decrease of the trade payables is mainly attributable to the timing of the expenses and the related payments combined with a decrease of activities after the sale of CTMU activities and the strategic shift from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its IP portfolio through partnerships, collaborations and license agreements through the second semester of 2022. The Group recognized estimated accruals for invoices to receive based on estimated amounts of rendered services or delivered goods before June 30, 2023, but not yet invoiced as per June 30, 2023, for an amount of approximately
€1.7 million.
Other current liabilities
As of June 30, 2023, the decrease on social security and payroll accruals of €0.6 million compared to December 31, 2022 is mainly related to the headcount reduction which occurred through the year 2022.
As of December 31, 2022, the Group recorded a provision for onerous contracts after the Group’s decision to discontinue the development of its remaining clinical programs (see note 2.5.14). As of June 30, 2023, the remaining current portion of the provision for onerous contracts amounts to €0.3 million.
The other current liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses. The decrease compared to year-end
2022 is mainly related to the convention 8436 due to eligible expenses subsidized by the convention recognized in 2023.
Other current liabilities decreased by €0.4 million, which is mainly explained by reversal of withholding tax accruals combined with revenue recognition on deferred revenue as part of contract with customer to sell
C-Cathez
medical devices.

2.5.16	Financial Instruments fair values disclosures
2.5.16.1 Financial instruments not reported at fair value on balance sheet
The Group considers that the carrying amount of following financial instruments are a reasonable approximation of their fair value:

	As at June 30,	As at December 31,
(€‘000)	2023	2022

Financial Assets (‘Amortized cost’ category) within:
Other non-current assets	209	264
Trade receivables and other current assets	879	1 118
Cash and cash equivalents	4 976	12 445

Total	6 064	13 827

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	As at June 30,	As at December 31,
(€‘000)	2023	2022
Financial Liabilities (‘Amortized cost’ category) within:

Lease liabilities	536	255
RCAs liability	5 249	5 021
Trade payables	3 411	4 752

Total	9 196	10 028

As of June 30, 2023, the current part of financial liabilities due by the Group within one year is equal to an amount of €4.4 million. As of June 30, 2023, additional other current liabilities are due by the Group for €1.7 million (see note 2.5.15) leading to a total of €6.1 million of current liabilities. As of June 30, 2023, the current assets (including cash, cash equivalents of €5.0 million) owned by the Group for an amount of €7.7 million (see notes 2.5.10 and 2.5.11), combined with the obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million, as described in note 2.5.2, are sufficient to cover the cumulative amount of current liabilities due by the Group, as stated in the consolidated statement of financial position as of June 30, 2023, as well as the operating expenses and capital expenditure forecasted at least for the next 12 months from the date the interim financial statements are issued.

2.5.16.2 Financial instruments reported at fair value on balance sheet
Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	Level I	Level II	Level III	Total
Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	—	—

Total Liabilities at December 31, 2022	—	—	—	—

(€‘000)	Level I	Level II	Level III	Total
Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	—	—

Total Liabilities at June 30, 2023	—	—	—	—

The change in the balance is detailed as follows:

	As at June 30,	As at December 31,
(€‘000)	2023	2022
Opening balance Contingent consideration at January 1,	—	14 679
Milestone payment	—	—
Fair value adjustment	—	(14 679)
Closing balance Contingent consideration at June 30,	—	—

Total - Contingent consideration and Other financial liabilities	—	—

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immuno-oncology platform and corresponds to the fair value of the potential future payments due to Celdara Medical, LLC and Dartmouth College (as disclosed within note 5.34.1 of the Group’s 2022 Annual Report).
The valuation is prepared by the Finance Team on a semestrial basis and reviewed by the Management. The Management’s key assumptions about projected cash flows when determining fair value less costs to sell are the same key assumptions than for impairment testing purposes (see note 2.5.8). There has not been any change in valuation technique in 2023 compared to 2022.

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As documented in the note 2.5.6, at December 31, 2022, Management had to conclude on the full reversal of the contingent consideration and other financial liabilities associated with the potential future payments due to Celdara Medical, LLC and Dartmouth College associated to the Group’s immuno-oncology platform. This accounting conclusion, which reflected a picture of the situation at December 31, 2022, doesn’t affect the Management’s commitment to continue the exploitation of these IPs in its new strategy.
As soon as a future event (such as a firm sublicense or collaboration contract) will increase the probability of revenue, indicating that the probability is more than remote, the Group will reassess the contingent consideration and other financial liabilities proportionally to the revised fair value of such consideration. As of June 30, 2023, Management has determined that there have been no event that increase the probability of revenue, indicating that the probability is more than remote, such as there is no change in the fair value of the contingent consideration.

2.5.17	Leases
Amounts recognized in the consolidated statements of financial position

	As at June 30,	As at December 31,
(€’000)	2023	2022

Property, Plant and Equipment owned (excluding right-of-use assets)	375	86
Right-of-use assets	473	223

Total Property, Plant and Equipment	848	309

The variance on property, plant and equipment owned (excluding right-of-use
assets) are primarily due to leasehold improvements of the Group’s new headquarter (see note 2.5.1) and new laboratory equipment.
The consolidated statement of financial position shows the following amounts related to the leases for which the Group is a lessee:

(€’000)	Property	Vehicles	Equipment	Total

Cost
At January 1, 2022	3 025	454	541	4 020
Additions	146	7	—	153
Disposals	(3 171)	(131)	—	(3 302)

At December 31, 2022	—	331	541	872
Additions	373	5	—	378
Disposals	—	(138)	(347)	(485)

At June 30, 2023	373	198	194	765

Accumulated depreciation
At January 1, 2022	(1 281)	(241)	(283)	(1 805)
Depreciation charge	(439)	(105)	(118)	(663)
Disposals	1 721	98	—	1 819
At December 31, 2022	—	(248)	(401)	(649)
Depreciation charge	(31)	(35)	(59)	(125)
Disposals	—	135	347	482

At June 30, 2023	(31)	(148)	(113)	(292)

Net book value
Cost	—	331	541	872
Accumulated depreciation	—	(248)	(401)	(649)
At December 31, 2022	—	83	140	223
Cost	373	198	194	765
Accumulated depreciation	(31)	(148)	(113)	(292)

At June 30, 2023	342	50	81	473

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The additions for the year 2023 are mainly related to the lease agreement for the Group’s new headquarter (Dumont 9 building in Mont-Saint-Guibert, Belgium). This lease commenced from April 1, 2023. See note 2.5.1.
Amounts recognized in the consolidated statements of comprehensive loss
The consolidated statements of comprehensive loss show the following amounts related to the leases:

	For the Six-month period ended June 30,
(€’000)	2023	2022

Depreciation charge of right-of-use assets
Property	31	229
Vehicles	35	56
Equipment	59	59
Interest on lease liabilities (including in Financial expenses) 1	12	88
Interest on sublease receivable (including in Financial income) 1	—	(9)
Variable lease payments not included in the measurement of lease liabilities	—	—
Expenses relating to short-term leases and leases of low-value assets	23	59

Total expenses related to leases	160	482

1	Interests on leases are presented as operating cash flow.
Total cash outflows for leases

	For the Six-month period ended June 30,
(€’000)	2023	2022
Total cash outflow for leases	127	641

2.5.18	Related party transactions
The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Committee of the Group, were recorded as General & Administrative expenses in the period referenced.

	For the Six-month period ended June 30,
(€’000)	2023	2022

Non-executive director’s fees	130	210
Share-based compensation (1)	39	113

Total compensation to the Board of Directors	169	323

Executive management fees	634	662
Short-term employee benefits	696	1 767
Share-based compensation (1)	299	662

Total compensation to the Executive Committee	1 629	3 091

(1)
There have been no new issuance of warrants during the first semester of 2023 but the Group recognized vesting costs in continuity with previous warrants plans and taking into account the warrants granted during the six-month
period ended June 30, 2023.

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2.5.19	Subsequent events
On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to
€9.8 million (whose €2.0 million related to the first tranche has been already proceeded as of September 4, 2023). The Company intends to use net proceeds from the private placement to fund the development of its innovative
CAR-T
cell targets, accelerate the deployment of proprietary
CAR-T
cell engineering and further fortify its valuable intellectual property portfolio, its operations in Research & Development as well as its activities in IP and Business Development. For more information, see note 2.5.2.
There is no other subsequent event that occurred between
six-month
period end as of June 30, 2023 and the date when these condensed consolidated interim financial statements have been authorized by the Board for issuance.

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3.	Responsibility Statement
We hereby certify that:

•
to the best of our knowledge, the condensed consolidated financial statements as of June 30, 2023, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position, comprehensive loss, changes in equity and cash flows of the Company and the undertakings included in the consolidation taken as a whole; and that

•
the interim management report includes a fair review of the development and the performance of the business, and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, September 4, 2023, on behalf of the Board of Directors,

Hilde Windels Chair of the Board	Georges Rawadi* CEO * Permanent representative of SYGA BIO SARL

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4.	Financial Calendar & Celyad Oncology Contact Details
FINANCIAL CALENDAR

• Third quarter 2023 business update	November 9, 2023

• Full-year results 2023	March 28, 2024

• Annual shareholders meeting	May 6, 2024
CELYAD CONTACT DETAILS
Georges Rawadi*
Chief Executive Officer

*	Permanent representative of SYGA BIO SARL
Email:
investors@celyad.com
CELYAD ONCOLOGY SA
Axis Business Park
Rue Edouard Belin 2
1435 – Mont-Saint-Guibert
Belgium
Tel: +32 10 39 41 00
RPM: Nivelles – BE0891 118 115
Email:
info@celyad.com
Website:
www.celyad.com

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